UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

DaVita Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

23918K108

(CUSIP Number of Common Stock)

Kathleen A. Waters

Chief Legal Officer

DaVita Inc.

2000 16th Street

Denver, CO 80202

(720) 631-2100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Sharon Flanagan, Esq.

Eric Haueter, Esq.

Sidley Austin LLP

555 California Street

Suite 2000

San Francisco, CA 94104

(415) 772-1200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$1,200,000,000	$145,440

(1)

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $1,200,000,000 in aggregate of up to 22,429,906 shares of Common Stock, $0.001 par value, at the minimum tender offer price of $53.50 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $145,440	Filing Party: DaVita Inc.
Form or Registration No.: Schedule TO	Date Filed: July 22, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTION

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on July 22, 2019, (the “Schedule TO”), relating to the offer by DaVita Inc., a Delaware corporation (“DVA” or the “Company”), to purchase for cash up to $1.2 billion of shares (the “shares”) of its common stock, $0.001 par value per share (the “common stock”), pursuant to (i) auction tenders at prices specified by the tendering shareholders of not less than $53.50 and not more than $61.50 per share, or (ii) purchase price tenders, in either case net to the seller in cash less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated July 22, 2019 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

This Amendment No. 1 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) and Rule 13e-4(d) under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 1. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

The Schedule TO is hereby amended and supplemented as follows:

Item 1. Summary Term Sheet

In the “Summary Term Sheet” section of the Offer to Purchase, under the question and answer entitled, “What are the conditions of the offer?” the fifth bullet of the answer is hereby amended and restated as follows:

•

no decrease of more than 10% in the market price for our common stock or in the Dow Jones Industrial Average, the New York Stock Exchange Composite Index, the Nasdaq Composite Index or the Standard & Poor’s 500 Composite Index measured from the close of trading on July 19, 2019 shall have occurred;

Item 4. Terms of the Transaction

In the “Conditions of the Offer” section of the Offer to Purchase, the fifth bullet under the bullet “there shall have occurred any of the following:” is hereby amended and restated as follows:

•

any decrease of more than 10% in the market price for our common stock or in the Dow Jones Industrial Average, the New York Stock Exchange Composite Index, the Nasdaq Composite Index or the Standard & Poor’s 500 Composite Index measured from the close of trading on July 19, 2019; or

Item 7. Source and Amount of Funds or Other Consideration

The second paragraph of the “Source and Amount of Funds” section of the Offer to Purchase is hereby amended and restated as follows:

The New Credit Agreement is expected to consist of a five-year secured revolving loan facility (the “Revolving Credit Facility”) in an aggregate amount of $1.0 billion, a five-year secured term loan A facility in an aggregate amount of $1.75 billion (the “Term Loan A Facility” and together with the Revolving Credit Facility, the “Pro-rata Facilities”) and a seven-year secured term loan B facility in an aggregate amount of $2.75 billion (the “Term Loan B Facility”).

The last sentence of the third paragraph of the “Source and Amount of Funds” section of the Offer to Purchase is hereby amended and restated as follows:

The Applicable Margin for the Term Loan B Facility is expected to be defined as 225 basis points, in the case of LIBOR loans, and 150 basis points in the case of Base Rate loans.

Item 10. Financial Statements

Item 10 is hereby amended as follows to replace in its entirety the disclosure appearing in the Offer to Purchase after the caption “Certain Financial Information” with the disclosure appearing below:

Historical Financial Information. We incorporate by reference the consolidated financial statements and notes thereto included in Part II, Item 8 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2018. In addition, we incorporate by reference the unaudited condensed consolidated financial statements and notes thereto included in Part I, Item 1 of our Quarterly Reports filed on Form 10-Q for the quarterly periods ended March 31, 2019 and June 30, 2019, and the financial information in Item 8.01 of our Current Report on Form 8-K filed on July 22, 2019 (anything herein to the contrary notwithstanding, none of the other information in or exhibits to our Current Report on Form 8-K filed on July 22, 2019 is incorporated by reference herein). You should refer to Section 11 for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

Summary Historical Consolidated Financial Data. The following tables set forth our summary historical consolidated balance sheet data as of June 30, 2019 and our summary historical consolidated income statement data for the fiscal years ended December 31, 2018 and December 31, 2017 and the three and six months ended June 30, 2019 and June 30, 2018. This financial data has been derived from, and should be read in conjunction with, the audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and the unaudited condensed consolidated financial statements and the related notes filed as part of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2019. Financial data for the three and six months ended June 30, 2019 and June 30, 2018 are unaudited but, in the opinion of our management, include all adjustments necessary for a fair presentation of the data. Historical results are not necessarily indicative of the results to be expected for future periods, and interim results may not be indicative of results for the full year.

Consolidated Balance Sheet Data: (in thousands, except share data)	As of June 30, 2019
Current assets	$6,390,629
Total assets	$19,930,960
Current liabilities	$5,706,944
Total liabilities	$14,502,158
DaVita Inc. shareholders’ equity	$4,049,298
DaVita Inc. shares outstanding — common stock	164,472,913

Consolidated Income Statement Data: (in thousands, except share and per share data)
	Three months ended June 30,		Six months ended June 30,		Year ended December 31,
	2019	2018	2019	2018	2018	2017
Total revenues	$2,842,705	$2,886,953	$5,585,817	$5,736,397	$11,404,851	$10,876,634
Operating expenses and charges	2,380,819	2,448,761	4,783,424	4,887,519	9,879,027	9,063,879
Operating income	461,886	438,192	802,393	848,878	1,525,824	1,812,755
Income from continuing operations before income taxes	323,703	320,494	539,631	622,246	1,048,478	1,399,786
Income tax expense	75,938	83,868	132,684	154,605	258,400	323,859
Net income from continuing operations	247,765	236,626	406,947	467,641	790,078	1,075,927
Net income attributable to DaVita Inc.	273,551	267,276	422,840	445,962	159,394	663,618
Earnings per share attributable to DaVita Inc.:
Basic net income from continuing operations per share	$1.17	$1.16	$1.89	$2.23	$3.66	$4.78
Diluted net income from continuing operations per share	$1.16	$1.15	$1.89	$2.19	$3.62	$4.71
Weighted average shares for earnings per share:
Basic	166,346,041	171,617,238	166,366,886	175,267,270	170,785,999	188,625,559
Diluted	166,799,525	174,105,884	166,789,978	177,949,934	172,364,581	191,348,533

Summary Unaudited Pro Forma Consolidated Financial Data. The following unaudited pro forma consolidated financial information of the Company gives effect, as applicable, to:

(i)	the Company’s sale of its DaVita Medical Group (“DMG”) business to Collaborative Care Holdings, LLC (“Optum”), a subsidiary of UnitedHealth Group Inc. (such transaction the “DMG sale”);

(ii)	the assumed repayment in full of the Company’s existing senior secured credit facilities and the redemption of all of its 2022 Notes (together, the “Old debt repayments”);

(iii)

new borrowings anticipated under the Company’s proposed new $5.50 billion senior secured credit facilities described in Section 9. Source and Amount of Funds of the Offer to Purchase (the “New debt borrowings”); and

(iv)

repurchases of its common stock by the Company subsequent to June 30, 2019 in the amount of $238 million under a recently completed share repurchase plan and assumed repurchases in the aggregate amount of $1.2 billion pursuant to the Offer (together, the “Share repurchases”);

such transactions referred to collectively herein as the “Transactions”.

These tables set forth the following unaudited pro forma consolidated financial information adjusted to reflect the effect of the Transactions:

•	an unaudited pro forma consolidated balance sheet as of June 30, 2019 with adjustments assuming the Transactions occurred on June 30, 2019, other than the DMG sale which closed on June 19, 2019;

•	an unaudited pro forma consolidated statement of income for the six months ended June 30, 2019 with adjustments assuming the Transactions occurred immediately prior to January 1, 2018; and

•	an unaudited pro forma consolidated statement of income for the year ended December 31, 2018 with adjustments assuming the Transactions occurred immediately prior to January 1, 2018.

This information should be read in conjunction with the Summary Historical Consolidated Financial Data in the preceding section and in conjunction with our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and the unaudited condensed consolidated financial statements and the related notes filed as part of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2019.

The Company prepares its financial statements in accordance with United States generally accepted accounting principles, or “GAAP” standards, which are subject to change and interpretation. These principles require the use of estimates that affect the reported amounts of liabilities and expenses, and actual results could differ materially from those estimates.

The pro forma adjustments to the Company’s historical consolidated financial statements presented below give effect to events that management believes are directly attributable to the Transactions, are factually supportable and are expected to have a continuing impact on the Company’s consolidated statements of income.

These unaudited pro forma consolidated financial statements have been presented for informational purposes only and are not necessarily indicative of what the Company’s financial position or results of operations actually would have been had the Transactions occurred as of the dates indicated. In addition, this unaudited pro forma consolidated financial information does not purport to project the future financial position or operating results of the Company. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described in the Offer to Purchase under “Forward-Looking Statements.”

This unaudited pro forma consolidated financial information is based on information available as of August 6, 2019 and includes adjustments that are preliminary and which may be revised. There can be no assurance that such revisions will not result in material changes. There can be no assurance that we will secure the necessary debt financing for the Offer, to repay amounts outstanding under our existing senior secured credit facilities or to redeem our 2022 Notes on terms acceptable to us or at all. In addition, the assumed sources of funds for the repurchase are estimates only and are based on currently available information. We may decide to vary the mix of debt and cash used to fund the share repurchase at the time of consummation thereof.

Unaudited Pro Forma Consolidated Balance Sheet

(in thousands, except share and per share data)

	As of 6/30/2019 As reported	Pro forma adjustments						As adjusted
		Old debt repayments		New debt borrowings		Share repurchases
ASSETS
Cash and cash equivalents	$3,575,638	(5,303,882	)(1)	4,450,000	(2)	(1,440,186	)(3)	$1,281,570
Restricted cash and equivalents	106,772							106,772
Short-term investments	5,213							5,213
Accounts receivable, net	2,010,801							2,010,801
Inventories	96,819							96,819
Other receivables	525,004							525,004
Income tax receivable	15,783	5,608	(1)					21,391
Prepaid and other current assets	54,599							54,599
Current assets held for sale, net	—							—

Total current assets	6,390,629							4,102,169
Property and equipment, net of accumulated depreciation	3,405,315							3,405,315
Operating lease right-of-use assets	2,790,885							2,790,885
Intangible assets, net of accumulated amortization	120,574							120,574
Equity method and other investments	225,677							225,677
Long-term investments	35,051							35,051
Other long-term assets	97,443							97,443
Goodwill	6,865,386							6,865,386

	$19,930,960							$17,642,500

LIABILITIES AND EQUITY
Accounts payable	$388,955							$388,955
Other liabilities	726,011							726,011
Accrued compensation and benefits	628,022							628,022
Current portion of operating lease liabilities	372,625							372,625
Current portion of long-term debt	3,591,331	(3,545,345	)(1)	71,250	(2)			117,236
Current liabilities held for sale	—							—

Total current liabilities	5,706,944							2,232,849
Long-term operating lease liabilities	2,689,249							2,689,249
Long-term debt	5,377,798	(1,736,750	)(1)	4,378,750	(2)			8,019,798
Other long-term liabilities	134,605							134,605
Deferred income taxes	593,562							593,562

Total liabilities	14,502,158							13,670,063
Commitments and contingencies:
Noncontrolling interests subject to put provisions	1,185,733							1,185,733
Equity:
Preferred stock ($0.001 par value, 5,000,000 shares authorized; none issued)
Common stock ($0.001 par value, 450,000,000 shares authorized; 166,532,889 and 164,472,913 shares actually issued and outstanding at June 30, 2019, respectively)	167							167
Additional paid-in capital	989,021							989,021
Retained earnings	3,205,910	(16,179	)(1)					3,189,731
Treasury stock (2,059,976 shares actually held at June 30, 2019)	(112,189)					(1,440,186	)(3)	(1,552,375)
Accumulated other comprehensive loss	(33,611)							(33,611)

Total DaVita Inc. shareholders’ equity	4,049,298							2,592,933
Noncontrolling interests not subject to put provisions	193,771							193,771

Total equity	4,243,069							2,786,704

	$19,930,960							$17,642,500

Notes to Unaudited Pro Forma Consolidated Balance Sheet:

“As Reported” represents the historical unaudited consolidated balance sheet of DaVita Inc. as of June 30, 2019, which includes the Company’s accounting for the DMG sale closed on June 19, 2019. Adjustments presented in the pro forma consolidated balance sheet give effect to the remaining Transactions as if they had occurred on June 30, 2019.

(1)

Reflects the use of net cash proceeds from the DMG sale and new borrowings for principal prepayments in full of the Company’s existing Term Loan A for $64 million, Term Loan A-2 for $102 million, Term Loan B for $3,325 million and $550 million outstanding on the revolving line of credit under the Company’s senior secured credit facilities and redemption of the 2022 Notes of $1,250 million, as well as the write-off (net of tax) of $7 million in related debt discount and deferred financing costs classified within long-term debt and a charge (net of tax) of $9 million for a call premium on the 2022 Notes.

(2)

Reflects pro forma borrowings under the Company’s anticipated new $5,500 million Credit Agreement described in Section 9. Source and Amount of Funds of the Offer to Purchase, as well as capitalization of an estimated $50 million in deferred financing costs to be classified within long-term debt.

(3)

Reflects cash used to repurchase shares of the Company’s common stock subsequent to June 30, 2019 of $238 million pursuant to a recently completed share repurchase plan and of $1,200 million pursuant to the Offer, as well as fees associated with the Offer of approximately $2.4 million.

Unaudited Pro Forma Consolidated Statements of Income

(in thousands, except share and per share data)

	Six months ended 6/30/2019 As reported	Pro forma adjustments								As adjusted
		DMG sale		Old debt repayments		New debt borrowings		Share repurchases
Dialysis and related lab patient service revenues	$5,369,217									$5,369,217
Provision for uncollectible accounts	(15,712)									(15,712)

Net dialysis and related lab patient service revenues	5,353,505									5,353,505
Other revenues	232,312									232,312

Total revenues	5,585,817									5,585,817

Operating expenses and charges:
Patient care costs	3,922,688									3,922,688
General and administrative	526,151									526,151
Depreciation and amortization	300,770									300,770
Equity investment income	(7,222)									(7,222)
Goodwill impairment charges	41,037									41,037

Total operating expenses and charges	4,783,424									4,783,424
Operating income	802,393		(1)							802,393
Debt expense	(263,185)			173,445	(5)	(104,044	)(7)			(193,784)
Debt prepayment charges	(12,160)			12,160	(5)					—
Debt redemption and refinancing charges	—				(6)					—
Other income, net	12,583									12,583

Income from continuing operations before income taxes	539,631									621,192
Income tax expense	132,684			47,775	(8)	(26,781	)(8)			153,678

Net income from continuing operations	406,947									467,514
Net income from discontinued operations, net of tax	109,697	(109,697	)(2)							—

Net income	516,644									467,514
Less: Net income attributable to noncontrolling interests	(93,804)	1,334	(3)							(92,470)

Net income attributable to DaVita Inc.	$422,840									$375,044

Earnings per share attributable to DaVita Inc.:
Basic net income from continuing operations per share	$1.89									$2.63

Basic net income per share	$2.54									$2.63

Diluted net income from continuing operations per share	$1.89									$2.62

Diluted net income per share	$2.54									$2.62

Weighted average shares for earnings per share:
Basic	166,366,886							(23,726,400	)(10)	142,640,486

Diluted	166,789,978							(23,726,400	)(10)	143,063,578

Amounts attributable to DaVita Inc.:
Net income from continuing operations	$314,477			137,830	(9)	(77,263	)(9)			$375,044
Net income from discontinued operations	108,363	(108,363	)(4)							—

Net income attributable to DaVita Inc.	$422,840									$375,044

	Year ended 12/31/2018 As reported	Pro forma adjustments								As adjusted
		DMG sale		Old debt repayments		New debt borrowings		Share repurchases
Dialysis and related lab patient service revenues	$10,709,981									$10,709,981
Provision for uncollectible accounts	(49,587)									(49,587)

Net dialysis and related lab patient service revenues	10,660,394									10,660,394
Other revenues	744,457									744,457

Total revenues	11,404,851									11,404,851

Operating expenses and charges:
Patient care costs and other costs	8,195,513									8,195,513
General and administrative	1,135,454									1,135,454
Depreciation and amortization	591,035									591,035
Provision for uncollectible accounts	(7,300)									(7,300)
Equity investment income	4,484									4,484
Investment and other asset impairments	17,338									17,338
Goodwill impairment charges	3,106									3,106
Gain on changes in ownership interest, net	(60,603)									(60,603)

Total operating expenses and charges	9,879,027									9,879,027
Operating income	1,525,824		(1)							1,525,824
Debt expense	(487,435)			306,666	(5)	(189,381	)(7)			(370,150)
Debt redemption and refinancing charges	—				(6)					—
Other income, net	10,089									10,089

Income from continuing operations before income taxes	1,048,478									1,165,763
Income tax expense	258,400			78,936	(8)	(48,747	)(8)			288,589

Net income from continuing operations	790,078									877,174
Net loss from discontinued operations, net of tax	(457,038)	457,038	(2)							—

Net income	333,040									877,174
Less: Net income attributable to noncontrolling interests	(173,646)	7,889	(3)							(165,757)

Net income attributable to DaVita Inc.	$159,394									$711,417

Earnings per share attributable to DaVita Inc.:
Basic net income from continuing operations per share	$3.66									$4.84

Basic net income per share	$0.93									$4.84

Diluted net income from continuing operations per share	$3.62									$4.79

Diluted net income per share	$0.92									$4.79

Weighted average shares for earnings per share:
Basic	170,785,999							(23,726,400	)(10)	147,059,599

Diluted	172,364,581							(23,726,400	)(10)	148,638,181

Amounts attributable to DaVita Inc.:
Net income from continuing operations	$624,321			227,730	(9)	(140,634	)(9)			$711,417
Net loss from discontinued operations	(464,927)	464,927	(4)							—

Net income attributable to DaVita Inc.	$159,394									$711,417

Notes to Unaudited Pro Forma Consolidated Statements of Income:

“As Reported” represents the historical consolidated statements of income of DaVita Inc. for the six months ended June 30, 2019 and the year ended December 31, 2018, respectively. Adjustments presented in these unaudited pro forma consolidated statements of income give effect to the Transactions as if they had occurred immediately prior to January 1, 2018.

(1)

Since the Company’s DMG operations were classified as discontinued operations, neither DMG’s operating income nor the Company’s loss on the sale of DMG have an impact on the Company’s operating income as presented on the unaudited pro forma consolidated statements of income.

(2)	To eliminate net income (loss) from DMG discontinued operations, net of tax.

(3)	To eliminate net income attributable to noncontrolling interests related to DMG.

(4)	To eliminate net income (loss) from discontinued operations attributable to DaVita Inc.

(5)

To reflect the reduction in debt expense (including interest expense, amortization of debt discount and deferred financing costs, and commitment fees on the revolving line of credit) and debt prepayment charges resulting from the pro forma prepayment in full of the Company’s existing Term Loan A for $775 million, Term Loan B for $3,378 million, and $300 million outstanding on the revolving line of credit under the Company’s senior secured credit facilities, non-borrowing of Term Loan A-2 for $995 million, as well as redemption of the 2022 Notes of $1,250 million, as if each of these debt repayments were made immediately prior to January 1, 2018 using actual interest rates in effect for the six months ended June 30, 2019 and year ended December 31, 2018, as applicable.

(6)

Since the pro forma income statements give effect to these transactions as if they had occurred immediately prior to January 1, 2018, the related debt redemption and refinancing charges (including the write-off of debt discount and deferred financing costs of $34 million for the Company’s senior secured credit facilities, as described in footnote 5 above, and the $12 million call premium for redemption of the 2022 Notes), and their related tax effects, are assumed to have been recognized immediately prior to January 1, 2018 as well.

(7)

To reflect the debt expense (including interest expense, amortization of debt discount and deferred financing costs, and commitment fees on the new undrawn revolving line of credit) resulting from the pro forma borrowings under the Company’s anticipated new $5,500 million senior secured credit facilities described in Section 9. Source and Amount of Funds of the Offer to Purchase, including borrowings under the new Term Loan A and Term Loan B, as if each of these new borrowings were made immediately prior to January 1, 2018, and using their expected interest rate margins and actual LIBOR rates in effect for the six months ended June 30, 2019 and the year ended December 31, 2018, as applicable.

(8)	To reflect the effect on income tax expense of the adjustments to debt expense shown in this column.

(9)	To reflect the effect on net income from continuing operations attributable to DaVita Inc. of the adjustments shown in this column.

(10)

To reflect the effect of common stock repurchased by the Company (i) subsequent to June 30, 2019 under a recently completed share repurchase plan for an aggregate purchase cost of $238 million at an average cost of $56.43 per share, and (ii) pursuant to the Offer, assuming an aggregate purchase cost of $1,200 million at the maximum offered price per share of $61.50.

Item 11. Certain Information Concerning the Company

Item 11 is hereby amended and supplemented by adding the following to the fifth full paragraph beginning on page 41 of the section of the Offer to Purchase after the caption “Certain Information Concerning the Company — Incorporation By Reference” as an additional document incorporated by reference.

•	Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019 filed with the SEC on August 2, 2019

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

DAVITA INC.

By:	/s/ Joel Ackerman
Name:	Joel Ackerman
Title:	Chief Financial Officer and Treasurer

Dated: August 6, 2019

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)✓	Offer to Purchase, dated July 22, 2019.

(a)(1)(B)✓	Letter of Transmittal.

(a)(1)(C)✓	Notice of Guaranteed Delivery.

(a)(1)(D)✓	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 22, 2019.

(a)(1)(E)✓	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 22, 2019.

(a)(1)(F)✓	Summary Advertisement, dated July 22, 2019.

(a)(2)	Not Applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release issued July 22, 2019. (1)

(a)(5)(B)✓	Press release, dated July 22, 2019, announcing the commencement of the tender offer.

(b)(1)	Credit Agreement, dated as of June 24, 2014, by and among DaVita Inc., the guarantors party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, Barclays Bank PLC, and Wells Fargo Bank, National Association as Co-Syndication Agents, Bank of America, N.A., Credit Suisse AG, Goldman Sachs Bank USA, JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., and SunTrust Bank, as Co-Documentation Agents, Barclays Bank PLC, Wells Fargo Securities, LLC, Credit Suisse Securities (USA) LLC, Goldman Sachs Bank USA, J.P. Morgan Securities, LLC, Bank of America, N.A., Morgan Stanley Senior Funding, Inc., and SunTrust Robinson Humphrey, Inc. as Joint Lead Arrangers and Joint Bookrunners, The Bank of Nova Scotia, Credit Agricole Securities (USA) Inc., The Bank of Tokyo-Mitsubishi UFJ, Ltd., and Sumitomo Mitsui Banking Corporation, as Senior Managing Agents, HSBC Securities (USA) Inc., Fifth Third Bank, and Compass Bank as Managing Agents. (2)

(b)(2)	Amendment No. 1, dated as of November 21, 2018, to that certain Credit Agreement, dated as of June 24, 2014, by and among DaVita Inc., the guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and the other agents from time to time party thereto. (3)

(b)(3)✓	Commitment Letter, dated July 18, 2019, by and between DaVita Inc. and Wells Fargo Securities, LLC, Wells Fargo Bank, National Association, Credit Agricole Corporate and Investment Bank, JPMorgan Chase Bank, N.A., MUFG (as defined below), Bank of America, N.A., Barclays Bank PLC, Credit Suisse Loan Funding LLC (“CSLF”), Credit Suisse AG, Cayman Islands Branch, Goldman Sachs Bank USA, Morgan Stanley Senior Funding, Inc. and/or an affiliate, SunTrust Robinson Humphrey, Inc., SunTrust Bank, The Bank of Nova Scotia, and Sumitomo Mitsui Banking Corporation. “MUFG” is defined as MUFG Bank, Ltd., MUFG Union Bank, N.A., MUFG Securities Americas Inc. and/or any affiliates of Mitsubishi UFJ Financial Group, Inc. as determined to be appropriate to provide the services contemplated in the Commitment Letter.

(c)	None.

(d)(1)(A)*	Employment Agreement, effective July 25, 2008, between DaVita Inc. and Kent J. Thiry. (4)

(d)(1)(B)*	Amendment to Employment Agreement, effective December 31, 2014, by and between DaVita Inc. and Kent. J. Thiry. (5)

(d)(1)(C)*	Amendment Number Two to Employment Agreement, effective as of August 20, 2018, by and between DaVita Inc. and Kent J. Thiry. (6)

(d)(2)*	Employment Agreement, effective April 29, 2019, by and between Javier J. Rodriguez and DaVita Inc. (7)

(d)(3)*	Employment Agreement, effective February 21, 2017, by and between DaVita Inc. and Joel Ackerman. (8)

(d)(4)*	Employment Agreement, effective April 27, 2016, by and between DaVita HealthCare Partners Inc. and Kathleen A. Waters. (9)

(d)(5)*	Employment Agreement, effective September 22, 2005, by and between DaVita Inc. and James Hilger. (10)

(d)(6)*	Amendment to Employment Agreement, effective December 12, 2008, by and between DaVita Inc. and James Hilger. (11)

(d)(7)*	Second Amendment to Employment Agreement, effective December 27, 2012, by and between DaVita Inc. and James Hilger. (12)

(d)(8)*	Third Amendment to Employment Agreement, effective December 31, 2014, by and between DaVita Inc. and James Hilger. (5)

(d)(9)*	Transition Agreement, dated as of July 31, 2018, by and between DaVita Inc. and James Hilger. (17)

(d)(10)*	Executive Incentive Plan (as Amended and Restated effective January 1, 2009). (13)

(d)(11)*	DaVita Inc. Severance Plan for Directors and Above. (5)

(d)(12)*	DaVita Inc. Non-Employee Director Compensation Policy. (7)

(d)(13)*	Amended and Restated DaVita Inc. 2011 Incentive Award Plan. (14)

(d)(14)*	Form of 2014 Long Term Incentive Program Stock Appreciation Rights Agreement under the DaVita Inc. 2011 Incentive Award Plan and Long-Term Incentive Program. (15)

(d)(15)*	Form of 2014 Long Term Incentive Program Restricted Stock Units Agreement under the DaVita Inc. 2011 Incentive Award Plan and Long-Term Incentive Program. (15)

(d)(16)*	Form of Stock Appreciation Rights Agreement-Board members (DaVita Inc. 2011 Incentive Award Plan). (16)

(d)(17)*	Form of Stock Appreciation Rights Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan). (12)

(d)(18)*	Form of Restricted Stock Units Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan) (16)

(d)(19)*	Form of Long-Term Incentive Program Award Agreement (For 162(m) designated teammates) (DaVita Inc. 2011 Incentive Award Plan). (12)

(d)(20)*	Form of Long-Term Incentive Program Award Agreement (DaVita Inc. 2011 Incentive Award Plan). (12)

(d)(21)*	Form of Stock Appreciation Rights Agreement-Board members (DaVita Inc. 2011 Incentive Award Plan). (17)

(d)(22)*✓	Form of Restricted Stock Units Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan).

(d)(23)*✓	Form of Performance Stock Units Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan).

(d)(24)*✓	Form of Stock Appreciation Rights Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan).

(d)(25)*✓	Form of Restricted Stock Units Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan).

(d)(26)*✓	Form of Performance Stock Units Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan).

(d)(27)*✓	Form of Stock Appreciation Rights Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan).

(d)(28)*✓	Restricted Stock Units Agreement, effective as of May 15, 2019, by and between DaVita and Kent Thiry.

(d)(29)*✓	Performance Stock Units Agreement, effective as of May 15, 2019, by and between DaVita and Kent Thiry.

(d)(30)*	Executive Chairman Agreement between Kent J. Thiry and DaVita Inc., dated as of April 29, 2019. (7)

(d)(31)	Form of 5.750% Senior Notes due 2022 and related Guarantee. (18)

(d)(32)	Indenture, dated August 28, 2012, by and among DaVita Inc., the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee. (18)

(g)	Not applicable.

(h)	Not applicable.

*	Management contract or executive compensation plan or arrangement
✓	Filed as an exhibit to the Schedule TO
(1)	Filed on July 22, 2019 as an exhibit to the Company’s Current Report on Form 8-K.
(2)	Filed on August 1, 2014 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.
(3)	Filed on November 26, 2018 as an exhibit to the Company’s Current Report on Form 8-K.
(4)	Filed on July 31, 2008 as an exhibit to the Company’s Current Report on Form 8-K.
(5)	Filed on February 22, 2019 as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2018.
(6)	Filed on August 23, 2018 as an exhibit to the Company’s Current Report on Form 8-K.
(7)	Filed on May 7, 2019 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019.
(8)	Filed on February 24, 2017 as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.
(9)	Filed on May 2, 2017 as an exhibit to the Company’s Quarterly Report on 10-Q for the quarter ended March 31, 2017.
(10)	Filed on August 7, 2006 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2006.
(11)	Filed on February 27, 2009 as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008
(12)	Filed on March 1, 2013 as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.
(13)	Filed on June 18, 2009 as an exhibit to the Company’s Current Report on Form 8-K.
(14)	Filed on April 28, 2014 as Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A.

(15)	Filed on November 6, 2014 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014.
(16)	Filed on August 4, 2011 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011. 7
(17)	Filed on August 1, 2018 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018.
(18)	Filed on August 28, 2012 as an exhibit to the Company’s Current Report on Form 8-K.